SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 August 5, 2003


                              VEOLIA ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                      Form 20-F X               Form 40-F
                               ---                       ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No X
                         ---                      ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

[VEOLIA ENVIRONNEMENT LOGO]

                                                                  AUGUST 5, 2003

                                  Press Release
            (unaudited data according to French accounting standards)



        Revenue from core businesses(1) up 5.4% to (euro)13.9 billion at constant exchange rates for the six-month period ended June 30, 2003



Veolia Environnement's consolidated revenue totaled (euro)14,048 million for the first half 2003 compared with (euro)14,971 million for the first half 2002, owing to disposals of non core businesses completed in 2002.

Revenue from core businesses amounted to (euro)13,902 million and increased 5.4% at constant exchange rates.



--------------------------  --------------  ---------------  --------------  --------------  --------------  ---------------
                             Six months       Six months       Variation       Internal        External        Impact of
         Revenue                ended           ended          2003/2002        growth          growth          exchange
                              June 30,         June 30,                                                           rate
                                2003             2002                                                         fluctuations
                               (in(euro)m)         (in(euro)m)
--------------------------  --------------  ---------------  --------------  --------------  --------------  ---------------
     Core businesses           13,902           13,858           +0.3%           +5.2%           +0.2%           -5.1%
--------------------------  --------------  ---------------  --------------  --------------  --------------  ---------------
Non-core businesses sold
  or in the process of           146            1,113
       being sold
--------------------------  --------------  ---------------  --------------
   Consolidated total          14,048           14,971           -6.2%
--------------------------  --------------  ---------------  --------------


Revenue from core businesses amounted to (euro)13,902 million, up 5.4% at constant exchange rates. The negative impact of exchange rate fluctuations totaled (euro)705 million, of which (euro)450 million was attributable to variation in the dollar (the average US dollar-euro rate was 1.11455 in the six-months ended June 30, 2003 compared with 0.885183 in the six-months ended June 30, 2002). The balance was mainly due to variations in Latin American currencies and the British pound. Internal growth of 5.2% was recorded for core businesses.

Revenue from non-core businesses sold or in the process of being sold amounted to (euro)146 million, compared with (euro)1,113 million in the six-months ended June 30, 2002. As a result, the company's consolidated revenue was (euro)14,048 million in the six-months ended June 30, 2003.

The portion of core business revenue generated outside France totaled
(euro)7,476 million, representing 53.8% of total revenue.




-----------------------
(1) Excluding the following non-core businesses sold or in the process of being sold:
     US Filter non-core businesses (Filtration & Separation, Plymouth, Distribution US) and Bonna Sabla in France, which were sold in 2002, as well as Surface Preparation Corp., which is in the process of being sold pursuant to an agreement announced in July 2003.


WATER (1)

--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------
 Six months            Six months         Variation          Internal          External             Impact of
   ended                 ended           2003/2002           growth            growth            exchange rate
June 30, 2003          June 30, 2002                                                             fluctuations
  (in(euro)m)           (in(euro)m)
--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------
       5,351               5,558             -3.7%             +2.5%              -0.4%                -5.8%
--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------

(1) Excluding non-core businesses sold or in the process of being sold


Internal growth for the water business in the first half of 2003 varied:

o    In France, revenue from water distribution rose 3.7%.

o Outside France (excluding the United States and Latin America), revenue increased over 20% due principally to the increase in impact of contracts won in Continental Europe, North Africa and Asia.

o In the United States, revenue in dollars grew 4.1%. The Services activity continued to record double-digit growth, boosted by the startup of the Indianapolis contract, but equipment sales again reflected the stagnation in industrial markets. Culligan showed a positive trend in dollars.

Overall growth was impacted by the downturn in business in Latin America, and revenue for Veolia Water Systems declined approximately 16%.


WASTE MANAGEMENT

--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------
 Six months            Six months         Variation          Internal          External             Impact of
   ended                 ended           2003/2002           growth            growth            exchange rate
June 30, 2003          June 30, 2002                                                             fluctuations
  (in(euro)m)           (in(euro)m)
--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------
       2,914               3,047             -4.4%             +4.5%              -0.1%                -8.8%
--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------

The breakdown of internal growth is as follows:

o    In France, the division continued its good performance with growth of 6.4%.

o Outside France, growth in total revenue at constant exchange rates and excluding Latin America (Proactiva) amounted to 3.7%. Northern Europe recorded satisfactory results, benefiting in particular from the many contracts won in the UK over the last months. In the United States, there were good performances from the solid waste and incineration activities, but hazardous waste and industrial services were affected by the economic slowdown.

ENERGY SERVICES


--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------
 Six months            Six months         Variation          Internal          External             Impact of
   ended                 ended           2003/2002           growth            growth            exchange rate
June 30, 2003          June 30, 2002                                                             fluctuations
  (in(euro)m)           (in(euro)m)
--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------
       2,387               2,287             +4.4%             +5.5%              +0.5%                -1.6%
--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------

Internal growth in revenue for energy services remained buoyant at 5.5%, all of which was achieved during the first quarter of 2003.

o In France, revenue increased 1.3%. Most of this increase occurred in the 1st quarter due to the favorable impact of weather conditions on this business.

o Outside France, revenue rose 12.6%. In addition to the more favorable weather conditions in the 1st quarter, the increase was driven throughout the first six months by satisfactory developments in Eastern Europe, where 30% growth was recorded, as well as in Italy.


TRANSPORTATION

--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------
 Six months            Six months         Variation          Internal          External             Impact of
   ended                 ended           2003/2002           growth            growth            exchange rate
June 30, 2003          June 30, 2002                                                             fluctuations
  (in(euro)m)           (in(euro)m)
--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------
--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------
       1,821               1,705             +6.8%             +9.0%              +1.2%                -3.4%
--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------

o In France, the 4.1% growth was due to good performance in the intercity segment.

o Outside France, the 12.1% growth was attributable to Northern and Eastern Europe, driven by developments in Germany, Slovenia and Belgium. In the United States, growth of approximately 40% does not include the Boston contract, which began operating on July 1.


FCC (*)


--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------
 Six months            Six months         Variation          Internal          External             Impact of
   ended                 ended           2003/2002           growth            growth            exchange rate
June 30, 2003          June 30, 2002                                                             fluctuations
  (in(euro)m)           (in(euro)m)
--------------------  ----------------  ----------------  -----------------  ----------------  ----------------------
       1,429               1,261            +13.3%            +13.0%             +1.7%                -1.4%
--------------------  ----------------  ----------------  ----------------  ----------------  ----------------------

(*) share attributable to VE

Internal growth of 13% was generated by:

o    municipal services: the impact of new contracts;

o    construction: the impact of infrastructure construction contracts.


                                        *
                                *               *


     Veolia Environnement's detailed results for the six-month period ended
              June 30, 2003 will be published on September 24, 2003


Important Disclaimer. Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67


              US investor contact: Brian Sullivan +(1) 941 362 2435


                  Press release also available on our web site:
                     http//veoliaenvironnement-finance.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 5, 2003

                                           VEOLIA ENVIRONNEMENT


                                           By:  /s/ Jerome Contamine
                                                --------------------------------
                                                Name: Jerome Contamine
                                                Title:   Chief Financial Officer